UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number	333-211812 333-189023 333-165523 333-173531

*

(Exact name of registrant as specified in its charter)

909 Walnut Street, Suite 200 Kansas City, MO 64106 (816) 472-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.750% Senior Notes due 2020

5.750% Senior Notes due 2022

5.250% Senior Notes due 2023

4.500% Senior Notes due 2025

4.750% Senior Notes due 2026

4.500% Senior Notes due 2027

Guarantees of Debt Securities

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.**

*	See Table of Registrants

**	On September 24, 2017, each of the registrants was released and relieved from its obligations under its guarantee of 7.750% Senior Notes due 2020, guarantee of 5.750% Senior Notes due 2022, guarantee of 5.250% Senior Notes due 2023, guarantee of 4.500% Senior Notes due 2025, guarantee of 4.750% Senior Notes due 2026 and guarantee of 4.500% Senior Notes due 2027 (collectively, the “Guarantees”), and the Guarantees were terminated. Accordingly, all of the Guarantees ceased to be outstanding as of September 24, 2017, and there are currently no holders of the Guarantees.

TABLE OF REGISTRANTS(1)

Exact name of registrant as specified in its charter	State or other jurisdiction of incorporation or organization	Commission File Number(s)
30 West Pershing, LLC	Missouri	333-211812-01 333-189023-16 333-165523-23 333-173531-19
Adelaar Developer, LLC	Delaware	333-211812-32
Burbank Village, L.P.	Delaware	333-211812-46
Cantera 30 Theatre, L.P.	Delaware	333-211812-30 333-189023-29
Early Childhood Education, LLC	Delaware	333-211812-50
ECE I, LLC	Delaware	333-211812-29 333-189023-30
ECE II, LLC	Delaware	333-211812-45
ECS Douglas I, LLC	Delaware	333-211812-28 333-189023-20 333-165523-21
Education Capital Solutions, LLC	Delaware	333-211812-27 333-189023-09 333-165523-20 333-173531-17
EPR Fitness, LLC	Delaware	333-211812-57
EPR Hialeah, Inc.	Missouri	333-211812-26 333-189023-08 333-165523-19 333-173531-16
EPR Karting, LLC	Delaware	333-211812-44
EPR North US LP	Delaware	333-211812-43
EPR Resorts, LLC	Delaware	333-211812-58
EPR Tuscaloosa, LLC	Delaware	333-211812-42
EPT 909, Inc.	Delaware	333-211812-31 333-189023-07 333-165523-18 333-173531-15
EPT Aliso Viejo, Inc.	Delaware	333-211812-41
EPT Arroyo, Inc.	Delaware	333-211812-51
EPT Auburn, Inc.	Delaware	333-211812-56
EPT Boise, Inc.	Delaware	333-211812-40
EPT Charlotte, LLC	Delaware	333-211812-24 333-189023-31
EPT Columbiana, Inc.	Delaware	333-211812-49
EPT Concord II, LLC	Delaware	333-211812-39
EPT Dallas, LLC	Delaware	333-211812-23 333-189023-19 333-165523-16
EPT Davie, Inc.	Delaware	333-211812-38

Exact name of registrant as specified in its charter	State or other jurisdiction of incorporation or organization	Commission File Number(s)
EPT Deer Valley, Inc.	Delaware	333-211812-37
EPT DownREIT II, Inc.	Missouri	333-211812-22 333-189023-15 333-165523-15 333-173531-13
EPT Fontana, LLC	Delaware	333-211812-21 333-189023-18 333-165523-14
EPT Gulf Pointe, Inc.	Delaware	333-211812-20 333-189023-03
EPT Hamilton, Inc.	Delaware	333-211812-36
EPT Huntsville, Inc.	Delaware	333-211812-18 333-189023-14 333-165523-13 333-173531-12
EPT Hurst, Inc.	Delaware	333-211812-35
EPT Kalamazoo, Inc.	Missouri	333-211812-19 333-189023-05 333-165523-12 333-173531-11
EPT Lafayette, Inc.	Delaware	333-211812-55
EPT Little Rock, Inc.	Delaware	333-211812-34
EPT Macon, Inc.	Delaware	333-211812-54
EPT Mad River, Inc.	Missouri	333-211812-17 333-189023-27 333-165523-11 333-173531-10
EPT Melbourne, Inc.	Missouri	333-211812-16 333-189023-11 333-165523-10 333-173531-09
EPT Mesa, Inc.	Delaware	333-211812-33
EPT Mesquite, Inc.	Delaware	333-211812-15 333-189023-02
EPT Modesto, Inc.	Delaware	333-211812-53
EPT Mount Snow, Inc.	Delaware	333-211812-14 333-189023-25 333-165523-08 333-173531-07
EPT Nineteen, Inc.	Delaware	333-211812-13 333-189023-24 333-165523-07 333-173531-06
EPT Oakview, Inc.	Delaware	333-211812-12 333-189023-28
EPT Pensacola, Inc.	Missouri	333-211812-11 333-189023-32
EPT Pompano, Inc.	Delaware	333-211812-47
EPT Raleigh Theatres, Inc.	Delaware	333-211812-48
EPT Ski Properties, Inc.	Delaware	333-211812-10 333-189023-23 333-165523-06 333-173531-05
EPT South Barrington, Inc.	Delaware	333-211812-09 333-189023-01

Exact name of registrant as specified in its charter	State or other jurisdiction of incorporation or organization	Commission File Number(s)
EPT Twin Falls, LLC	Delaware	333-211812-08 333-189023-17 333-165523-05
EPT Waterparks, Inc.	Delaware	333-211812-07 333-189023-22 333-165523-04 333-173531-04
EPT Wilmington, Inc.	Delaware	333-211812-52
Flik, Inc.	Delaware	333-211812-06 333-189023-04
Megaplex Four, Inc.	Missouri	333-211812-05 333-189023-13 333-165523-03 333-173531-03
Megaplex Nine, Inc.	Missouri	333-211812-04 333-189023-21 333-165523-02 333-173531-02
New Roc Associates, L.P.	New York	333-211812-03 333-189023-33
Tampa Veterans 24, L.P.	Delaware	333-211812-02 333-189023-34
WestCol Center, LLC	Delaware	333-211812-25 333-189023-12 333-165523-01 333-173531-01

(1)	The address, including zip code, and telephone number, including area code, for each of the registrants is 909 Walnut Street, Suite 200, Kansas City, Missouri 64106, (816) 472-1700.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the undersigned registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 24, 2018

30 WEST PERSHING, LLC
ADELAAR DEVELOPER, LLC
BURBANK VILLAGE, L.P.
By: BURBANK VILLAGE, INC., its General Partner
CANTERA 30 THEATRE, L.P.
By: CANTERA 30, INC., its General Partner
EARLY CHILDHOOD EDUCATION, LLC
ECE I, LLC
ECE II, LLC
ECS DOUGLAS I, LLC
EDUCATION CAPITAL SOLUTIONS, LLC
EPR FITNESS, LLC
EPR HIALEAH, INC.
EPR KARTING, LLC
EPR RESORTS, LLC
EPR TUSCALOOSA, LLC
EPT 909, INC.
EPT ALISO VIEJO, INC.
EPT ARROYO, INC.
EPT AUBURN, INC.
EPT BOISE, INC.
EPT CHARLOTTE, LLC
EPT COLUMBIANA, INC.
EPT CONCORD II, LLC
EPT DALLAS, LLC
EPT DAVIE, INC.
EPT DEER VALLEY, INC.
EPT DOWNREIT II, INC.
EPT FONTANA, LLC
EPT GULF POINTE, INC.
EPT HAMILTON, INC.
EPT HUNTSVILLE, INC.
EPT HURST, INC.
EPT KALAMAZOO, INC.
EPT LAFAYETTE, INC.
EPT LITTLE ROCK, INC.
EPT MACON, INC.
EPT MAD RIVER, INC.
EPT MELBOURNE, INC.
EPT MESA, INC.
EPT MESQUITE, INC.
EPT MODESTO, INC.
EPT MOUNT SNOW, INC.
EPT NINETEEN, INC.
EPT OAKVIEW, INC.
EPT PENSACOLA, INC.
EPT POMPANO, INC.
EPT RALEIGH THEATRES, INC.
EPT SKI PROPERTIES, INC.
EPT SOUTH BARRINGTON, INC.
EPT TWIN FALLS, LLC
EPT WATERPARKS, INC.

EPT WILMINGTON, INC.
FLIK, INC.
MEGAPLEX FOUR, INC.
MEGAPLEX NINE, INC.
NEW ROC ASSOCIATES, L.P.
By: EPT NEW ROC GP, INC., its General Partner
TAMPA VETERANS 24, L.P.
By: TAMPA VETERANS 24, INC., its General Partner
WESTCOL CENTER, LLC

By:	/s/ Craig L. Evans
Name:	Craig L. Evans
Title:	Vice President and Secretary

EPR NORTH US, L.P.
By: EPR NORTH US GP TRUST, its General Partner

By:	/s/ Gregory K. Silvers
Name:	Gregory K. Silvers
Title:	Signatory Trustee